UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 19, 2025

  (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

  held on November 19, 2025)

  ULTRAPAR PARTICIPAÇÕES S.A.

  Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

  MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

  Date, Hour and Place:

  November 19, 2025, at 9 a.m., at ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

  Members in attendance:

  (i) Members of the Board of Directors undersigned; and (ii) the Secretary of the Board of Directors, Mr. Alexandre Mendes Palhares.

  Meeting table:

  Marcos Marinho Lutz – Chairman.

  Alexandre Mendes Palhares – Secretary of the Board of Directors.

  Matters discussed and resolutions:

    The Directors approved, pursuant article 27, item “p” of the Company’s Bylaws, the 16th (sixteenth) issuance of debentures, non-convertible into shares, unsecured, with additional surety guarantee, in one serie by Ipiranga Produtos de Petróleo S.A. (“Issuer”), in the amount of 1,000,000,000.00 (one billion reais) (“Issue”) for public placement, under the automatic distribution registration procedure, under the terms of the Resolution of the Brazilian Securities and Exchange Commission No. 160, of July 13, 2022, as amended (“Offer”), and other applicable legal and regulatory provisions, through the execution of the “Private Instrument of Deed of the 16th (sixteenth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, with Surety Guarantee, in One Serie, for Public Distribution, in Automatic Distribution Registration Procedure, of Ipiranga Produtos de Petróleo S.A.” between the Issuer, the Company and Pentágono S.A., acting as trustee (“Trustee” and “Indenture”, respectively), with the following characteristics and main conditions, that will be detailed and regulated in the Indenture:

(a)	Total Amount of the Issuance: The total amount of the Issue is R$1,000,000,000.00 (one billion reais) on the Issue Date (as defined in the Indenture);
(b)	Quantity of Debentures: 1,000,000 (one million) Debentures will be issued;
(c)	Unit par value: The unit par value of the Debentures, on the Issue Date, will be R$1,000.00 (one thousand reais), on the Issue Date (“Unit Par Value”);
(d)	Number of Series: The Issuance will be carried out in one serie;
(e)	Monetary Update of Debentures: The Unit Par Value or outstanding balance of the Unit Par Value, as applicable, will not be monetarily updated;

(f)	Amortization of the Unit Par Value: Except in the event of any early maturity of the Debentures, Optional Early Redemption (as defined in the Indenture), and Early Redemption Offer (as defined in the Indenture) under the terms set forth in the Indenture, the Unit Par Value of the Debentures or the outstanding balance of the Unit Par Value shall be amortized in 2 (two) annual and consecutive installments, the first on the date set forth in the Indenture and the last on the Maturity Date (as defined below);
(g)	Term and Maturity Date: Except in the event of early maturity of the Debentures, Optional Early Redemption, the Early Redemption Offer in which all Debentures are redeemed, pursuant the terms set forth in the Indenture, the term of the Debentures shall be five (5) years from the Issue Date, maturing on the date specified in the Indenture (“Maturity Date”);
(h)	Compensation of the Debentures: Interest shall accrue on the Unit Par Value or the outstanding balance of the Unit Par Value of the Debentures, as applicable, at a rate corresponding to one hundred percent (100%) of the accumulated variation of the daily average rates of DI – Interbank Deposits for one day, “over extra-group,” calculated and published daily by B3 in its daily bulletin available on its website (http://www.b3.com.br) (“DI Rate”), plus an exponential spread of up to 0.60% (sixty hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days, as determined in the Bookbuilding Procedure, calculated exponentially and cumulatively pro rata temporis per Business Days elapsed, from the first payment date of the Debentures or the immediately preceding Remuneration Payment Date, as the case may be, until the date of actual payment, calculated in accordance with the formula set out in the Indenture (“Compensation”).
(i)	Compensation Payment: Except in cases of possible early maturity of the Debentures, Optional Early Redemption, an Early Redemption Offer, under the terms provided for in the Indenture, the Compensation of the Debentures will be paid semi-annually as of the Date of Issuance, always in the months of may and november of each year. The first payment will occur on a date specified in the Indenture, and the last payment will occur on the Maturity Date, according to the tables set forth in the Indenture (each Compensation payment date being referred to as the “Compensation Payment Date”);
(j)	Default Charges: Without prejudice to the Compensation calculated pro rata temporis from the date of default until the date of actual payment, in the event of late payment of any amount due to the Debenture Holders (as defined in the Indenture) in respect of any obligation arising under the Indenture, all overdue amounts shall bear, without the need for notice, notification, or judicial or extrajudicial demand: (i) late payment interest of one percent (1%) per month, calculated on a pro rata temporis basis from (and including) the date of default until (but excluding) the actual payment date, applied to the unpaid amount; and (ii) a non-compensatory late payment penalty of two percent (2%), applied to the unpaid amount (“Default Charges”);
(k)	Convertibility: The Debentures will be simple, that is, not convertible into shares of the Company;

(l)	Type: The Debentures will be unsecured, in accordance with article 58, caput, of Law No. 6,404, of December 15, 1976, as amended, with a personal guarantee to be provided by the Company;
(m)	Surety Guarantee: As a guarantee of the prompt and full fulfillment of all present and future, principal and accessory obligations of the Issuer, provided for in the scope of the Indenture, including the fees of the Trustee, Default Charges, compensation, as well as any and all costs or expenses demonstrably incurred by the Trustee, in its capacity as representatives of the Debenture Holders, as a result of lawsuits, procedures and/or other judicial or extrajudicial measures necessary to safeguard their rights and prerogatives arising from the Debentures, the Company will provide a surety guarantee in favor of the Debenture Holders, undertaking as guarantor and primarily responsible for the faithful, prompt and full fulfillment of all obligations of the Issuer, under the terms of the Debentures and the Indenture, in accordance with the terms and conditions provided for in the Indenture (“Guarantee”);
(n)	Other characteristics: The other characteristics and conditions of the Issue, Offer and Debentures will be those specified in the Indenture.

  2. Under article 27, item (p) of the Company’s bylaws, the Board of Directors authorized the provision of guarantee, by the Company, in relation to the current and future, main and ancillary obligations, of the Issuer, under the Indenture, including the fees of the Trustee, Default Charges, compensation, as well as any and all costs or expenses demonstrably incurred by the Trustee, as a representative of the Debenture Holders, as a result of processes, procedures and/or other judicial or extrajudicial measures necessary to safeguard their rights and prerogatives arising from the Debentures, the Guarantee;

  3. The Board Members approved the execution, by the Company, of all and any instruments necessary for the Issuance and the Offer, including, but not limited to, the following contracts and any amendments thereto: (a) the Indenture; and (b) the “Agreement for the Structuring, Coordination and Public Distribution, under the Firm Guarantee Regime for the Placement of Simple, Non-Convertible Debentures, of the Unsecured Type, with Surety Guarantee, in One Serie, of the 16th (sixteenth) Issuance of Ipiranga Produtos de Petróleo S.A.”, to be executed between the Issuer, the Company and the institutions that are part of the securities distribution system duly authorized to be responsible for the coordination and intermediation of the Offer;

  4. The Board Members approved the authorization for the Company to discuss, negotiate and execute, through its Officers and/or representatives, all documents and perform all acts related to the above resolutions, including discussing, negotiating and executing all documents and performing all acts necessary for the execution, formalization and improvement of the Issuance, as well as powers of attorney, notifications, amendments and any other documents related to the Offer;

  5. The Board Members approved the ratification of all acts performed to date by the Company's Officers and/or its representatives, necessary for the implementation of the Issue and Offer, as well as the authorization of the performance of any other acts necessary for the achievement of the above resolutions.

  Notes: The resolutions were approved, with no amendments or qualifications, by all the Board members present.

  MARCOS MARINHO LUTZ – Chairman;

  JORGE MARQUES DE TOLEDO CAMARGO – Vice-Chairman

  FABIO VENTURELLI

  FLÁVIA BUARQUE DE ALMEIDA

  FRANCISCO DE SÁ NETO

  JOSÉ MAURICIO PEREIRA COELHO

  MARCELO FARIA DE LIMA

  PETER PAUL LORENÇO ESTERMANN

  VÂNIA MARIA LIMA NEVES

  ALEXANDRE MENDES PALHARES – Secretary of the Meeting

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: November 19, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 19, 2025)